UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL ALLIANCE SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2464 DARTS COVE WAY
(No. and Street)

Charleston (MT Pleasant)	SC	29466
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P O'Shea — 212-878-6532
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Berkower LLC
(Name - if individual, state last, first, middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John P. O'Shea, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Global Alliance Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Chairman

Title

STATE OF SOUTH CAROLINA — KRISTIN — NOTARY PUBLIC

Notary Public 26 February 2020

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Alliance Securities LLC

CONTENTS

Global Alliance Securities LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Public Per Rule 17a-5(e)(3))

For the Year Ended December 31, 2019



517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Alliance Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Alliance Securities LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Iselin, New Jersey
March 1, 2020

Miami • Los Angeles • Cayman Islands

GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 458,105
Property and equipment, net	303
Accounts receivable	37,842
Other assets	17,492
Total Assets	$ 513,742

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 7,805
Members' equity	505,937
Total Liabilities and Members' Equity	$ 513,742

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Alliance Securities LLC (the "Company"), was organized on June 22, 2010 in the state of New York as a limited liability company. The Company filed for dissolution and the dissolution was granted with New York State in April 2019. The Company reorganized in the State of South Carolina as a limited liability company in January of 2019. The Company began its operations as a broker-dealer in August of 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company provides three types of services. They are: chaperoning services to foreign broker-dealers pursuant to SEC Rule 15a-6; private placement services to foreign investors who seek to enter USICS's EB-5 Immigrant investor program; merger and acquisitions services to corporate clients. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the year ended December 31, 2019, the Company had two sources of revenue. The Company derived 97.6% of its 2019 revenues from its 15a-6 Chaperoning services business. The Company also derived fees from the sourcing, placement of regulation D private placements for participants in the USCIS EB-5 program.

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers ('Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2019, the Company had no cash equivalents.

Accounts receivable

Accounts receivable includes commission income due form clients. Accounts receivables are generally collected over a period of less than 45 days. Accounts receivable are assed frequently for collectability and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts

The Company does not require collateral and establishes an allowance for doubtful accounts based on the Company's assessment of collectability. After concluding that an accounts receivable is not collectable, the Company will reduce the Gross receivable and the allowance for doubtful accounts. As of December 31, 2019, receivable were considered fully collectable and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is expensed on a straight-line basis over the useful life of the asset over a 3-5-years. As of December 31, 2019, property and equipment has a cost of $1,512 and accumulated depreciation of $1,209.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements issued.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's minimum net capital is based upon SEC Rule 15a-6 which requires the Company, a "chaperoning broker-dealer", to maintain a minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $450,300, which exceeded required net capital by $200,300, and a total aggregate indebtedness of $7,805. The Company's aggregate indebtedness to net capital ratio was .0173 to 1 at December 31, 2019.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and (k) (2) (ii) of the Rule.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company does not maintain a clearing agreement. The Company utilizes the clearing carrying relationships of the foreign broker-dealers for whom it is providing chaperoning services under SEC Rule 15a-6

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into a sub-lease agreement dated October 1, 2013 with Westminster Securities Corp, a related entity under common ownership, under which it is charged for office rent and miscellaneous office expenses. The rent expenses charged were $7,312 for the year end December 31, 2019. The sub-lease agreement as terminated March 1, 2019. The Company moved to a new South Carolina office and entered into an office rental agreement with the Company members. The agreement is a month to month agreement with the payment of $1,200 payable the 15th of each month. The rental expense under this new agreement for the year ended December 2019 was $3,600. At December 31, 2019, the Company owed $-0- to the members.

NOTE 5 - RELATED PARTY TRANSACTIONS -CONTINUED

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, lease ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company does not have any leases that fell under the provisions of ASC 842 as of December 31, 2019.

NOTE 7 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable and accrued expenses.

NOTE 8 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking and money market accounts in financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2019, all of the Company's cash was held at two financial institutions located in the United States.

NOTE 9 – INCOME TAXES

Effective January 1, 2019, the Company is a South Carolina LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return as a Partnership in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2016.

Tax years that remain subject to a U.S. Federal Income tax examination are 2016 through 2019. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2019, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

Note 11 - SUBORDINATED LOANS

As of and during the year ended December 31, 2019, the Company had not entered into any subordinated loans.